

October 22, 2014

<u>Via Email</u>
Mr. Thad M. Brown
Chief Financial Officer
Anworth Mortgage Asset Corporation
1299 Ocean Avenue, 2nd Floor
Santa Monica, CA 90401

      Re: Anworth Mortgage Asset Corporation
               Form 10-K
               Filed February 26, 2014
               File No. 001-13709

Dear Mr. Brown:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Daniel L. Gordon

                        Daniel L. Gordon
                        Senior Assistant Chief Accountant